

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 7, 2016

<u>Via E-Mail</u>
Donna Brandin
Chief Financial Officer
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 0-52610**

Dear Ms. Brandin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate
& Commodities